FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2021

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Symbicort approved in China for mild asthma

26 January 2021 07:00 GMT

Symbicort Turbuhaler approved in China as an anti-inflammatory reliever in mild asthma

Symbicort Turbuhaler becomes the first dual-combination therapy approved in China for mild, moderate and severe asthma

AstraZeneca's Symbicort Turbuhaler (budesonide/formoterol 160/4.5mcg) has been approved in China as an anti-inflammatory reliever to be taken as-needed in response to symptoms to achieve asthma control in patients with mild asthma aged 12 years and older.

The approval by the National Medical Products Administration (NMPA) was based on positive results from the SYGMA 1 and SYGMA 2 Phase III trials, published in The New England Journal of Medicine, which evaluated the efficacy of Symbicort Turbuhaler taken as-needed as an anti-inflammatory reliever compared with standard of care (SoC) therapies in mild asthma. SoC included short-acting beta2-agonist (SABA) taken as-needed or regular maintenance controller therapy (twice-daily budesonide, an inhaled corticosteroid (ICS)) plus SABA taken as-needed.1,2

Symbicort Turbuhaler is the first dual-combination therapy approved in China as an anti-inflammatory reliever to treat mild asthma. It is already approved in China for patients with moderate to severe asthma as an anti-inflammatory reliever plus maintenance therapy, and as maintenance therapy only.

Asthma is a chronic, variable, inflammatory disease which can cause asthma attacks and symptoms including breathlessness and wheezing.3 Asthma affects an estimated 46 million adults in China, including an estimated 34 million with mild asthma.4,5

Professor Xin Zhou, Vice President of the 10th China Thoracic Society and the respiratory discipline leader, Shanghai General Hospital, China, said: "This approval aligns to the latest National Asthma Guidelines from the Chinese Thoracic Society as well as international recommendations from the Global Initiative for Asthma which recommend a low dose corticosteroid-formoterol combination therapy taken as-needed as the preferred reliever therapy in mild asthma. Now doctors in China can prescribe Symbicort Turbuhaler to reduce the impact of asthma on their patients with mild, moderate and severe disease."

Mene Pangalos, Executive Vice President, BioPharmaceuticals R&D, said: "Everyone with asthma is at risk of an attack, regardless of their age, disease severity, adherence to treatment or level of control. This approval means people with mild asthma in China can now take Symbicort Turbuhaler as an anti-inflammatory reliever to treat their symptoms and also to reduce the likelihood of an attack by treating the underlying inflammation in their airways. This approval builds on Symbicort's established role in treating moderate to severe disease."

The safety and tolerability data for Symbicort Turbuhaler in the SYGMA trials were consistent with the known profile of the medicine.1,2

Symbicort is a combination of an ICS that treats underlying inflammation and a long-acting beta2-agonist (LABA) bronchodilator with a fast onset of action in a single inhaler. Symbicort Turbuhaler has been approved as an anti-inflammatory reliever taken as-needed in mild asthma in 35 countries, and regulatory reviews are ongoing in additional countries.

Asthma
Asthma is a common chronic respiratory disease, and it affects the health and day-to-day lives of as many as 339 million adults and children worldwide.6 It is characterised by recurrent breathlessness and wheezing which varies over time, and in severity and frequency from person to person.3

All asthma patients are at risk of severe exacerbations regardless of their disease severity, adherence to treatment or level of control.7,8,9 There are an estimated 176 million asthma exacerbations globally per year;10 these are physically threatening and emotionally significant for many patients.11 However, despite asthma being a chronic, variable inflammatory disease, many patients are either under-prescribed or under-use their anti-inflammatory maintenance therapy and may over-rely on their SABA reliever, which can mask symptom worsening.12,13,14,15 Taking a SABA inhaler alone during a worsening of symptoms does not address the underlying inflammation, leaving patients at risk of asthma exacerbations and potential exposure to frequent bursts of oral corticosteroids.16 The Global Initiative for Asthma no longer recommends SABA taken as-needed as the preferred reliever therapy.17

SYGMA
The Symbicort Given as-needed in Mild Asthma (SYGMA) trial programme comprised SYGMA 1 and 2: two 52-week Phase III trials in more than 8,000 patients.18 SYGMA 1 evaluated Symbicort Turbuhaler (200/6mcg*) as-needed, compared with terbutaline (0.5mg†) as-needed and budesonide (200mcg**) twice-daily plus terbutaline (0.5mg†) as-needed.1 Results from SYGMA 1 were published in The New England Journal of Medicine.1 SYGMA 2 evaluated Symbicort Turbuhaler (200/6mcg*) as-needed, compared with budesonide (200mcg**) twice-daily maintenance plus terbutaline (0.5mg†) as-needed.2 Results were published in The New England Journal of Medicine.2

Symbicort
Symbicort (budesonide/formoterol) is the number one ICS/LABA combination therapy in asthma and chronic obstructive pulmonary disease (COPD) in China. It is a combination formulation containing budesonide, an ICS that treats underlying inflammation, and formoterol, a LABA with a fast onset of action, in a single inhaler. Symbicort was launched in 2000 and is approved in approximately 120 countries to treat asthma and/or COPD either as Symbicort Turbuhaler or Symbicort pMDI (pressurised metered-dose inhaler).

Symbicort Turbuhaler is the first dual-combination therapy approved in China as an anti-inflammatory reliever to treat mild asthma. It is already approved in China for patients with moderate to severe asthma as an anti-inflammatory reliever plus maintenance therapy (12 years and older) and as maintenance therapy only (six years and older).

AstraZeneca in Respiratory & Immunology
Respiratory & Immunology is one of AstraZeneca's three therapy areas and is a key growth driver for the Company.

AstraZeneca is an established leader in respiratory care, and its inhaled and biologic medicines reached more than 53 million patients in 2019. Building on a 50-year heritage, the Company aims to transform the treatment of asthma and COPD by focusing on earlier biology-led treatment, eliminating preventable asthma attacks, and removing COPD as a top-three leading cause of death. The Company's early respiratory research is focused on emerging science involving immune mechanisms, lung damage and abnormal cell-repair processes in disease and neuronal dysfunction.

With common pathways and underlying disease drivers across respiratory and immunology, AstraZeneca is following the science from chronic lung diseases to immunology-driven disease areas. The Company's growing presence in immunology is focused on five mid- to late-stage franchises with multi-disease potential, in areas including rheumatology (including systemic lupus erythematosus), dermatology, gastroenterology, and systemic eosinophilic-driven diseases. AstraZeneca's ambition in Respiratory & Immunology is to achieve disease modification and durable remission for millions of patients worldwide.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

* Corresponds to a delivered dose of budesonide/formoterol of 160/4.5mcg.
** Corresponds to a delivered dose of budesonide of 160mcg.
† Corresponds to a delivered dose of terbutaline of 0.4mg, delivered by a Turbuhaler.

References
1.   O'Byrne PM, FitzGerald JM, Bateman ED, et al. Inhaled combined budesonide-formoterol as needed in mild asthma. N Engl J Med. 2018; 378: 1865-1876.
2.   Bateman ED, Reddel HK, O'Byrne PM, et al. As-needed budesonide-formoterol versus maintenance budesonide in mild asthma. N Engl J Med. 2018; 378: 1877-1887.
3.   National Heart, Lung, and Blood Institute. Guidelines for the Diagnosis and Management of Asthma (EPR-3). [Online]. Available at: https://www.nhlbi.nih.gov/health-topics/guidelines-for-diagnosis-management-of-asthma. [Accessed December 2020]
4.   Huang K, Yang T, Xu J, et al. Prevalence, risk factors, and management of asthma in China: a national cross-sectional study. Lancet. 2019; 394:407-418.
5.   Ding B, Small M, Wang W, et al. The disease burden of mild asthmatics in China. European Respiratory Journal. 2016; 48 (suppl 60): PA4208.
6.   The Global Asthma Network. The Global Asthma Report 2018. [Online]. Available at: http://www.globalasthmanetwork.org/. [Accessed December 2020]
7.   Olaguibel JM, Quirce S, Julia B, et al. Measurement of asthma control according to Global Initiative for Asthma guidelines: a comparison with the Asthma Control Questionnaire. Respir Res. 201; 13: 50.
8.   Price D, Fletcher M, van der Molen T. Asthma control and management in 8,000 European patients: the REcognise Asthma and LInk to Symptoms and Experience (REALISE) survey. NPJ Prim Care Respir Med. 2014; 24: 14009.
9.   Bateman ED, Hurd SS, Barnes PJ, et al. Global strategy for asthma management and prevention: GINA executive summary. Eur Respir J. 2008; 31: 143-78.
10.  AstraZeneca Pharmaceuticals. Data on file. Budesonide/formoterol: Annual Rate of Exacerbations Globally (ID:SD-3010-ALL-0017).
11.  Sastre J, Fabbri LM, Price D, et al. Insights, attitudes, and perceptions about asthma and its treatment: a multinational survey of patients from Europe and Canada. World Allergy Organ J. 2016; 9: 13.
12.  Humbert M, Andersson TL, Buhl R. Budesonide/formoterol for maintenance and reliever therapy in the management of moderate to severe asthma. Allergy. 2008; 63: 1567-80.
13.  Rabe KF, Vermeire PA, Soriano JB, Maier WC. Clinical management of asthma in 1999: the asthma insights and reality in Europe (AIRE) study. Eur Respir J. 2000; 16: 802-7.
14.  Tattersfield AE, Postma DS, Barnes PJ, et al. on behalf of the FACET International Study Group. Exacerbations of asthma: a descriptive study of 425 severe exacerbations. Am J Respir Crit Care Med. 1999; 160: 594-9.
15.  Adams RJ, Fuhlbrigge A, Guilbert T, et al. Inadequate use of asthma medication in the United States: results of the asthma in America national population survey. J Allergy Clin Immunol. 2002; 110: 58-64.
16.  Price DB, Trudo F, Voorham J, et al. Adverse outcomes from initiation of systemic corticosteroids for asthma: long-term observational study. J Asthma Allergy. 2018; 11: 193-204.
17.  Global Initiative for Asthma. 2020 GINA Report, Global Strategy for Asthma Management and Prevention. [Online]. Available at: https://ginasthma.org/gina-reports/. [Accessed December 2020]
18.  O'Byrne PM, FitzGerald JM, Zhong N, et al. The SYGMA programme of phase 3 trials to evaluate the efficacy and safety of budesonide/formoterol given "as needed" in mild asthma: study protocols for two randomised controlled trials. Trials. 2017; 18: 12.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 26 January 2021

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary